FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For November 15, 2019

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2019

Deswell Announces First Half 2020 Results

Company Announces First Half Cash Dividend of $0.08 Per Share

FOR IMMEDIATE RELEASE

MACAO (November 15, 2019) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the first six months of fiscal 2020, ended September 30, 2019.

Net sales for the six months ended September 30, 2019 were $37.7 million, an increase of 8.4% compared to net sales of $34.8 million for the six months ended September 30, 2018. Net sales increased by 7.7% to $14.7 million in the plastic segment and increased by 8.8% to $23.0 million in the Company’s electronic segment.

Total gross margin increased to 17.4% of net sales during the six months ended September 30, 2019, as compared to 13.8% of net sales in the same period last year.  Gross profit margin in the plastic segment increased to 21.0% of net sales for the first half of fiscal 2020, compared to 16.4% of net sales for the corresponding period of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to decreases in raw materials cost, labor costs and subcontracting charges, offsetting an increase in factory overheads, as a percentage of sales. Gross profit margin in the electronic segment increased to 15.0% of net sales for the first half of fiscal 2020, compared to 12.1% of net sales for the corresponding period of last fiscal year.  The increase in gross margin in the electronic segment was mainly attributable to decreases in raw materials and labor costs, as a percentage of net sales. Operating income in the first half of fiscal 2020 was $1.2 million, compared to operating income of $0.2 million for the same period of fiscal 2019.

The Company reported net income of $1.2 million for the six months ended September 30, 2019, compared to net income of $2.8 million for the six months ended September 30, 2018. This was primarily due to decrease in non-operating income, as a percentage of sales, for the six months ended September 30, 2019. Deswell reported basic and diluted income per share of $0.08 for the first half of fiscal 2020 (based on 15,912,000 and 15,973,000 weighted average shares outstanding, respectively), compared to basic and diluted income per share of $0.17 (based on 15,885,000 and 15,975,000 weighted average shares outstanding), for the six months ended September 30, 2018.

The Company's financial position remained strong, with $13.1million in cash and cash equivalents and working capital totaled $53.9 million as of September 30, 2019. Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2019.

Mr. Edward So, Chief Executive Officer, commented, “We are pleased with the continued solid organic growth driven by expanding relationships with both existing and new customers.  This revenue increase continues to be primarily attributable to increased orders for professional audio equipment and home entertainment products.  Operationally, we have strengthened our ability to meet customer needs by enhancing our product engineering resources and capabilities with the expansion of our product development team and the addition of engineers from a variety of disciplines. Furthermore, we have implemented certain automated systems into our manufacturing process, resulting in decreased costs in both overhead and for quality control.  Operating income for the first half of 2020 increased significantly given the higher gross margins in both the plastics and electronics sides of our business.   Additionally, our balance sheet remains very strong and is a key competitive advantage as we grow the business. Finally, as we mentioned in our 2H2019 press release, we have been evaluating our options to mitigate uncertainties caused by the ongoing trade controversy between the U.S. and China, including the reallocation of a portion of our production to Southeast Asia.  To that end, we have submitted an application to incorporate as a foreign invested enterprise (“FIE”) in Vietnam, while we plan the relocation of certain products there.”

First Half Dividend

The Company also announces that its board of directors today declared a cash dividend of $0.08 per share for the first half of the fiscal year ended September 30, 2019.  The dividend will be payable on December 13, 2019 to shareholders of record as of November 27, 2019.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

DESWELL INDUSTRIES
CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	Sept. 30	March 31,
	2019	2019
ASSETS	(Unaudited)	(Audited)
Current assets :
Cash and cash equivalents	$13,123	$14,371
Fixed deposits maturing over three months	1,842	371
Time deposits maturing over twelve months - current portion	-	-
Marketable securities	22,857	24,446
Accounts receivable, net	21,568	15,734
Inventories	10,863	13,030
Prepaid expenses and other current assets	2,012	2,006
Total current assets	72,265	69,958
Property, plant and equipment - net	29,428	30,211
Time deposits maturing over twelve months	1,417	-
Total assets	$103,110	$100,169
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$8,723	$6,253
Accrued payroll and employee benefits	6,044	5,676
Customer deposits	1,081	1,298
Other accrued liabilities	1,762	1,662
Income taxes payable	706	657
Total current liabilities	18,316	15,546

Deferred income tax liabilities	631	659
Total liabilities	18,947	16,205

Shareholders' equity
Common shares nil par value; authorized 30,000,000 shares; 17,031,810 and 17,061,810
shares issued as of September 30, 2019 and March 31, 2019; 15,915,239 and 15,885,239	53,143	53,063
shares outstanding as of September 30, 2019 and March 31, 2019
Additional paid-in capital	5,168	5,184
Accumulated other comprehensive income	5,316	5,316
Retained earnings	20,536	20,401
Total shareholders' equity	84,163	83,964
Total liabilities and shareholders' equity	$103,110	$100,169

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six months ended
	September 30,
	2019	2018

Net sales	$37,713	$34,795
Cost of sales	31,169	30,005
Gross profit	6,544	4,790
Selling, general and administrative expenses	5,208	4,763
Other income (expense), net	(180)	223
Operating income	1, 156	250
Non-operating income, net	219	2,482
Income before income taxes	1,375	2,732
Income taxes	126	(25)
Net income attributable to Deswell Industries, Inc.	$1,249	$2,757

Other comprehensive income	$-	$-
Comprehensive income attributable to Deswell Industries, Inc.	$1,249	$2,757

Net income per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net income per share	$0.08	$0.17
Weighted average common shares outstanding
shares (in thousands)	15,912	15,885

Diluted:
Net income per share	$0.08	$0.17
Weighted average number of shares
outstanding (in thousands)	15,973	15,975

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )	Six months ended	Six months ended
	September 30,	September 30,
	2019	2018
Cash flows from operating activities :
Net income	$1,249	$2,757
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	1,014	1,099
Provision for doubtful accounts	202	58
Allowances for obsolete inventories	53	69
(Gain) Loss on disposal of property, plant and equipment	34	(1)
Unrealized holding (gain) loss on marketable securities	1,252	(1,109)
Realized (gain) on disposal of marketable securities	(29)	(396)
Scrip dividend received	10	-
Deferred tax	(28)	(179)
Changes in operating assets and liabilities :
Accounts receivable	(6,036)	(3,434)
Inventories	2,114	(106)
Prepaid expenses and other current assets	(6)	316
Accounts payable	2,470	593
Accrued payroll and employee benefits	368	-
Customer deposits	(217)	(337)
Other accrued liabilities	100	42
Income taxes payable	49	23
Net cash (used in) provided by used in operating activities	2,599	(605)

Cash flows from investing activities
Purchase of property, plant and equipment	(270)	(229)
Proceeds from disposal of property, plant and equipment,	5	13
Purchase of marketable securities	(1,264)	(5,004)
Proceeds from disposal of marketable securities	1,620	4,854
Increase in fixed deposits maturing over three months	(1,471)	1,690
Decrease in fixed deposits maturing over twelve months	(1,417)	206
Net cash (used in ) provided by investing activities	(2,797)	1,530

Cash flows from financing activities
Dividends paid	(1,114)	(635)
Exercise of stock options	64	-
Net cash used in financing activities	(1,050)	(635)
Net increase (decrease) in cash and cash equivalents	(1,248)	290
Cash and cash equivalents, at beginning of period	14,371	15,192
Cash and cash equivalents, at end of period	13,123	15,482
Supplementary disclosures of cash flow information :
Cash paid during the period for :
Interest	-	-
Income taxes	57	-

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.      Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2019 and March 31, 2019, the results of operations for the six months ended September 30, 2019 and September 30, 2018, and the cash flows for the six months ended September 30, 2019 and September 30, 2018.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 12, 2019 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain and cost are as follows:

	March 31, 2019
	Cost	Gross Unrealized gain	Fair value
Marketable securities
Equity securities	$21,746	$2,700	$24,446

	September 30, 2019
	Cost	Gross Unrealized gain	Fair value
Marketable securities
Equity securities	$21,409	$1,448	$22,857

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange and Australian Securities Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain from these marketable securities for the six months ended September 30, 2019 is included in the non-operating income of the consolidated statement of income.

During the first half of fiscal 2020, there was a realized gain of $29 from the sale of marketable securities.

3.       Inventories

	September 30,	March 31,
	2019	2019
Inventories by major categories :
Raw materials	$5,783	$7,020
Work in progress	3,776	3,884
Finished goods	1,304	2,126
	$10,863	$13,030

4.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended September 30, 2019 and 2018 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended September 30, 2019 Compared to Six Months Ended September 30, 2018

Net Sales - The Company's net sales for the six months ended September 30, 2019 were $37,713,000, an increase of $2,918,000 or 8.4%, as compared to $34,795,000 in the corresponding period in fiscal 2019. The increase was mainly related to increases in sales revenues of $1,046,000 and $1,872,000 in the plastic segment and electronic segment respectively, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in the plastic segment was related to an increase in orders from existing customers of $4,953,000 mainly for electric cleaning appliances, offsetting a decrease in orders from other existing customers of $3,794,000, mainly for telephone, office equipment and other products.

The revenue increase in the electronic segment was mainly due to an increase in orders of $1,872,000 from new and existing customers for professional audio equipment and home entertainment products.

Gross Profit - Gross profit for the first half of fiscal 2020 was $6,544,000, representing a gross margin of 17.4%. This compared with the overall gross profit and gross margin of $4,790,000 or 13.8% for the first half of fiscal 2019.

Gross profit in the plastic segment increased by $844,000 to $3,080,000 or 21.0% of net sales for the six months ended September 30, 2019, as compared to $2,236,000 or 16.4% of net sales, for the same period in the prior fiscal year.  The increase in gross profit and margin in the plastic segment was mainly due to decreases in raw materials cost, labor costs and subcontracting charges.

Gross profit in the electronic segment increased by $910,000 to $3,464,000 or 15.0% of net sales for the six months ended September 30, 2019, as compared to $2,554,000 or 12.1% of net sales, for the same period of last fiscal year.  As a percentage of sales, the gross margin increased mainly due to decrease in raw materials and labor costs as a result of the devaluation of Renminbi, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2019 were $5,208,000 or 13.8% of total net sales, as compared to $4,763,000 or 13.7% of total net sales for the six months ended September 30, 2018.

Corporate expenses increased by $21,000 to $613,000 for the six months ended September 30, 2019 as compared to $592,000 for the same period ended September 30, 2018. The increase was primarily related to the increase in the provision for long service compensation.

SG&A expense in the plastic segment increased to $2,471,000 or 16.8% of net sales for the first half of fiscal 2020, compared to $2,236,000 or 16.4% of net sales for the corresponding period in fiscal 2019. The slight increase in SG&A expense was mainly due to increases of $65,000 in selling expense, of $16,000 in audit fees, and of $14,000 in local government and registration charges, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $189,000 to $2,124,000 or 9.2% of net sales for the six months ended September 30, 2019, compared to $1,935,000 or 9.1% of net sales for the corresponding period in fiscal 2019. The slight increase was primarily related to the increase of $33,000 in office repair and maintenance, $69,000 in local government and registration charges, and $23,000 in selling expense, when compared to the corresponding period in the prior fiscal year.

Other expense - Other expense was $180,000 for the six months ended September 30, 2019, as compared to other income of $223,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended September 30, 2019 was $373,000, as compared to other expense of $99,000 for the same period in the prior fiscal year. The increase in other expense was mainly due to an exchange loss of $253,000 and a provision of $200,000 for doubtful debts, offsetting a gain of $135,000 from disposal of materials during the first half of fiscal 2020, as compared to an exchange gain of $205,000 and the reversal of a provision of $84,000 for doubtful debts during the same period of fiscal 2019.

Other income attributable to the electronic segment for the six months ended September 30, 2019 was $193,000, as compared to other income of $322,000 for the corresponding period in the prior fiscal year. This decrease in other income was mainly due to a decrease of $150,000 in exchange gains, offsetting an increase of $15,000 in other income during the six months ended September 30, 2019, as compared to the same period of last fiscal year.

Operating income - Operating income was $1,156,000 for the six months ended September 30, 2019, as compared to operating income of $250,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $613,000 and $592,000 were incurred during the fiscal year of 2020 and 2019, respectively.

On a segment basis, the operating income of the plastic segment was $236,000 in the six months ended September 30, 2019, as compared to an operating loss of $99,000 in the corresponding period in fiscal 2019.   The increase in operating income in the plastic segment was mainly due to the increase in gross margin as described above.

The electronic segment reported operating income of $1,533,000 in the six months ended September 30, 2019, compared to operating income of $941,000 in the corresponding period in fiscal 2019.  The increase in operating income was due to the increase in gross margin as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2019 was $219,000, as compared to non-operating income of $2,482,000 in the year-ago six months.  The decrease was primarily due to an increase of $2,362,000 in unrealized holding loss on the fair value of marketable securities and a decrease of $367,000 in realized gain from the sale of marketable securities, which offset increases of $279,000 in dividend income from securities investments and of $190,000 in rental and other income during the six months ended September 30, 2019, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2019 represented an income tax expense of $135,000 and a deferred tax benefit of $9,000, as compared to an income tax expense of $124,000 and a deferred tax benefit of $149,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was income tax expense of $34,000 and a deferred tax benefit of $9,000 in the plastic segment for the six months ended September 30, 2019, as compared to income tax expense of $51,000 and a deferred tax benefit of $149,000 during the year-ago six months.  Income tax in the electronic segment was $101,000 for the six months ended September 30, 2019, as compared to income tax expense of $73,000 for the corresponding six months of fiscal 2019.

Net income – The Company had net income of $1,249,000 for the six months ended September 30, 2019, as compared to net income of $2,757,000 for the six months ended September 30, 2018.   The decreased net income for the first six months of fiscal 2020 was mainly attributed to the decrease in non-operating income as described above.

Net income for the plastic segment for the six months ended September 30, 2019 totaled $659,000, as compared to net income of $2,021,000 for the corresponding six months in fiscal 2019. Decrease in net income in the first six months of fiscal 2020 for the plastic segment was mainly the result of a decrease in non-operating income as described above.

Net income for the electronic segment for the six months ended September 30, 2019 was $1,203,000, compared to net income of $1,328,000 for the corresponding six months of fiscal 2019. Slight decrease in the first six months of fiscal 2020 for the electronic segment was mainly attributable to the decrease in non-operating income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of September 30, 2019, the Company had working capital of 53,949,000 as compared to $54,412,000 at March 31, 2019.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of September 30, 2019.

As of September 30, 2019, the Company had cash and cash equivalents $13,123,000, as compared to $15,482,000 at September 30, 2018.  During the six months ended September 30, 2019, net cash provided by operating activities was $2,599,000. Net cash used in investing activities was $2,797,000, mainly due to cash provided by proceeds of $1,620,000 from the sale of marketable securities offsetting increases of $1,471,000 in fixed deposits maturing over three months, and of $1,417,000 in fixed deposits maturing over twelve months cash used in purchases of fixed assets of $270,000 and of marketable securities of $1,264,000 during the first half of fiscal 2020.   Net cash used in financing activities was comprised mainly of $1,114,000 in payment for dividends during the six months ended September 30, 2019.

As of September 30, 2019, the Company had no general banking facilities.